Anthem, Inc.

120 Monument Circle

Indianapolis, Indiana 46204

June 2, 2017

VIA EDGAR FILING

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Request for Withdrawal of Anthem Inc. Registration Statement on Form S-4

(File No. 333-207218)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Anthem, Inc., an Indiana corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-207218), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on October 1, 2015, as further amended and as declared effective by the Commission on October 26, 2015.

The Company requests the withdrawal of the Registration Statement because the transaction to which it relates has been terminated. The Registration Statement registered the offering of common stock, par value $0.01 per share, of the Company that would have been issued in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of July 23, 2015 (the “Merger Agreement”), by and among the Company, Anthem Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company and Cigna Corporation, a Delaware corporation (“Cigna”). On May 12, 2017, as previously reported on a Current Report on Form 8-K filed by the Company with the Commission, the Company terminated the Merger Agreement. Accordingly, the Company will not proceed with the proposed offering of common shares in connection with the transaction. Because the proposed offering of the shares registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Michael A. Deyong (212-819-2577; michael.deyong@whitecase.com) of White & Case LLP.

[Signature page follows]

Anthem, Inc.

By:	/s/ Kathleen S. Kiefer
Name: Kathleen S. Kiefer
Title: Corporate Secretary

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